

07002558



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2007
WASH, D.C.
199

SEC... ...ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. W. Cole Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Buschwood Park Drive, Suite 135
(No. and Street)

Tampa, Florida 33618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wood
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
(Name – *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B Tampa, Florida 33624
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. W. Cole Financial, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

PRESIDENT

Title



Notary Public


LEANNE ARTHUR
MY COMMISSION # DD 273107
EXPIRES: April 7, 2008
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. Cole Financial, Inc.

FINANCIAL STATEMENTS
December 31, 2006



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ALESSANDRI & ALESSANDRI, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
J. W. Cole Financial, Inc.

We have audited the accompanying statement of financial condition of J. W. Cole Financial, Inc., as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Cole Financial, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri P.A.

February 27, 2007

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
WWW.AACPAS.COM
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants



ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
J.W. Cole Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of J.W. Cole Financial, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. During our audit, nothing came to our attention which indicated that, as of the examination date, the Company was not complying with the conditions of the exemption. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has a responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
WWW.AACPAS.COM
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Alessandri & Alessandri PA

February 27, 2007



J. W. COLE FINANCIAL, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	68,968
Commissions Receivable		126,790
Total Current Assets		195,758
EQUIPMENT & FURNITURE		
Furniture and Fixtures (less accumulated depreciation of $12,345)		10,178
Computer, Equipment, & Software (less accumulated depreciation of $14,718)		2,359
Total Equipment & Furniture		12,537
OTHER ASSETS		
Prepaid Leases		1,963
Software License Fee (less accumulated amortization of $4,167)		833
Clearing Deposits & House Accounts		160,585
Total Other Assets		163,381
TOTAL	$	371,676

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions Payable	$	101,044
Accrued Expenses		3,887
Payroll Taxes Payable		11,659
Retirement Plan Payable		27,792
Total Current Liabilities		144,382
LONG-TERM LIABILITIES		
Note Payable		0
		0
Total Liabilities		144,382
STOCKHOLDER'S EQUITY		
Common Stock - $12.9032 Par Value; 100 shares authorized; 77.5 shares issued and outstanding		1,000
Paid-in-Capital		76,500
Retained Earnings		149,794
Total Stockholder's Equity		227,294
TOTAL	$	371,676



See Notes to Financial Statements.

J. W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions		$ 7,200,907
		7,200,907
OPERATING EXPENSES:		
Salaries, Wages, Payroll Taxes, RIA Fees and Commissions	6,057,918	
Professional Fees	25,726	
Licenses, Taxes-Other & SIPC	143,241	
Rent	33,171	
Consultants	351,820	
Insurance	166,700	
Office Supplies & Miscellaneous	221,762	
Depreciation and Amortization	13,161	7,013,499
INCOME FROM OPERATIONS		187,408
OTHER INCOME & EXPENSE		
Dividend Income		5,508
Interest Expense		(1,230)
		4,278
INCOME BEFORE INCOME TAXES		191,686
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 191,686

See Notes to Financial Statements.


A

J. W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock						
	Shares		$		Paid-In-Capital		Retained Earnings (Loss)
Balance, December 31, 2005	77.50	$	1,000	$	76,500	$	108,108
Dividend Distributions							(150,000)
Net Income							191,686
Balance, December 31, 2006	77.50	$	1,000	$	76,500	$	149,794

See Notes to Financial Statements.



J. W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net Income (Loss) From Operations:	$	191,686
Add: Non-Cash Items		
Depreciation and Amortization		13,161
Changes in Assets and Liabilities:		
Receivables		22,090
Current Liabilities		(25,181)
Clearing Deposit & House Account		(54,570)
Net Cash From (To) Operating Activities		147,186
CASH FLOWS FROM (TO) INVESTING ACTIVITIES:		
Acquisition of Equipment and Furniture		(2,260)
Re-Payment of Note Payable		(20,500)
Net Cash From (To) Investing Activities		(22,760)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:		
Dividend Distributions		(150,000)
Net Cash From (To) Financing Activities		(150,000)
Increase (Decrease) in Cash		(25,574)
Cash Balance, December 31, 2005		94,542
Cash Balance, December 31, 2006	$	68,968

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest Paid	$	1,230



See Notes to Financial Statements.

J. W. COLE FINANCIAL, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Schedule I

NET CAPITAL:		
STOCKHOLDER'S EQUITY, December 31, 2006	$	227,294
ADD CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		227,294
DEDUCT NON-ALLOWABLE ASSETS:		
Furniture & Fixtures and Computer Equipment		(12,537)
Prepaid Leases		(1,963)
Software License Fee		(833)
NET CAPITAL	$	211,961
AGGREGATE INDEBTEDNESS	$	144,382
Minimum Net Capital Required	$	50,000
Excess Net Capital	$	161,961
Ratio: Aggregate Indebtedness to Net Capital		.6811 to 1

Note: The above computation differs from the December 31, 2006 Focus report submitted by the broker-dealer primarily due to the audit report adjustments to stockholder's equity for current deduction of website costs, depreciation expense and payroll tax ($10,272). Aggregate Indebtedness above differs from the Focus report amount due to the adjustment for payroll tax payable ($710). In addition, the originally filed December 31, 2006 Focus report submitted by the broker-dealer differs from the above computation by $1 due to rounding.



See Notes to Financial Statements.

J.W. COLE FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION & HISTORY

J.W. Cole Financial, Inc. (the "Company") was incorporated as a Florida Corporation on October 14, 2002. In September 30, 2003, the Company completed its arrangements; including the acquisition of certain fixed assets and clearing accounts for approximately $40,500 and $50,000 respectively in order to operate as a securities broker-dealer, as such is defined by the Securities and Exchange Commission, and is subject to the rules and regulations of the Commission and related supervisory agencies. The Company operates as a securities broker dealer generally in the west central Florida area.

NOTE 2 - SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year -The Company has elected a calendar year ending December 31.

Equipment, Software, & Furniture & Fixtures – Equipment, Software, & Furniture & Fixtures are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five, or seven years). The costs of replacements, renewals, and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Revenue Recognition – The Company recognizes revenue from due diligence activities when the fees are received and from commissions as well as related expenses on securities transactions on a trade date basis as securities transactions occur.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - The Company has elected Sub-chapter S status under the Internal Revenue Code of the United States of America. Under such election, the Company, generally, is not subject to income taxes, and its profits and losses are passed on to the shareholders of the Company. Accordingly, the Company does not record any liability for income taxes. Under such, the Company is not a tax paying entity and is not subject to income taxes, and its profits and losses are passed on to the shareholders. Accordingly, the Company does not record any liability for income taxes as prescribed under FAS No. 109 "Accounting for Income Taxes."

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of Newly Issued Accounting Standards - Periodically the Financial Accounting Standards Board and the American Institute of Certified Public Accountants issue pronouncements that establish accounting and financial statement reporting standards. Adoption of the standards, as applicable, are not expected to have a material impact upon the financial statements of the Company.



NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a net capital of $211,961 which was in excess of its required net capital of $50,000; and aggregate indebtedness of $144,382. The Company's ratio of aggregate indebtedness to net capital was .6811 to 1.

NOTE 4 – OTHER ASSETS

Other Assets represents prepaid auto leases of $1,962 and a software license fee of $833. Both assets are net of accumulated amortization.

NOTE 5 - CLEARING DEPOSIT AND HOUSE ACCOUNT

The Company has entered into an agreement with a clearing agent to process the transactions for the Company. The clearing agent required the Company to put a refundable deposit on account with the clearing agent. The deposit earns interest and is refundable should the Company cease to use the clearing agent to process their transactions.

The cash balances of the clearing deposits account and the house accounts at December 31, 2006 were $50,000 and $110,585 respectively.

NOTE 6 – COMMISSIONS RECEIVABLE & CURRENT LIABILITIES

The Company had $126,790 of Commissions Receivable as of December 31, 2006. Such receivables represent business written and earned during December of 2006 and owed to the Company. Such receivables were subsequently paid to the Company in January of 2007.

Current Liabilities represents Commissions Payable of $101,044, Accrued Expenses of $3,887, Payroll Taxes Payable of $11,659, and Retirement Plan Payable of $27,792. Commissions Payable are commissions earned by the respective representatives and employees during December of 2006 and to be paid upon collection of the corresponding Accounts Receivable. Such Receivables were collected in January of 2007 and the Commissions Payable was paid in January 2007. Accrued Expenses represents monthly operating expense amounts accrued and payable in 2007 as are Payroll Taxes Payable. Retirement Plan Payable represents the Company's retirement contributions for 2006 which are due in 2007.

NOTE 7 - NOTES PAYABLE

The Company borrowed funds, of $40,500, from another corporation from whom it had entered into an asset purchase agreement. In September 2003, the note was subordinated in order to meet the higher net capital requirement of $50,000 under the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). The note bore interest at 12% per annum and required payment of interest only in the amount of $205 per month until maturity. The note matured on September 5, 2006.

During 2004, the Company repaid $20,000 of the note payable leaving a balance of $20,500. Monthly



payments represented interest only.

The Company repaid the balance of the note, $20,500, in September 2006. The note has been paid in full.

The Company maintains an active line of credit in the amount of $50,000 with its current bank as part of its original banking relationship. Such line of credit has had no activity in 2006 and the Company does not expect to make use of the line of credit in the future.

NOTE 8 - LEASES

In September 2003, the Company negotiated a lease for new office space for a period of 54 months ending in February 2008. The monthly base rental payment, plus applicable sales tax, is due as follows:

Period		Monthly Base Rent
03/01/04 - 02/28/05		$2,474.67
03/01/05 - 02/28/06		$2,560.00
03/01/06 - 02/28/07		$2,645.33
03/01/07 - 02/28/08		$2,730.67

In 2005, the Company negotiated two leases for company vehicles. Each lease has a term of 36 months, with one lease ending in January 2008 and the other ending in June 2008. The annual lease payments, including applicable sales tax, are due as follows:

Year		Annual Lease		Year		Annual Lease
2005		$7,008.87		2005		$3,453.18
2006		$7,646.04		2006		$6,906.36
2007		$7,646.04		2007		$6,906.36
2008		$637.17		2008		$3,453.18

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with other securities broker-dealers and individuals. In the event these broker-dealers and/or individuals do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each party.

NOTE 10 - CONTINGENCIES

The Company entered into a consulting agreement in October 2003 for certain support and administrative services to the Company based on an agreed upon hourly rate and to reimburse the consultants for expenses incurred. Fees paid to the consultants totaled $351,820 for the period ended December 31, 2006.



From time to time, the Company may become involved in legal actions in the ordinary course of business. Management believes that the potential liability from any such legal actions is not material. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse affect upon the Company's operations or financial position.

NOTE 11 - COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.9032; of which 77.50 shares were issued and outstanding as of December 31, 2006. Distributions are payable when declared by the Board of Directors. During 2006, the Company declared and paid a dividend of $1,935.48 per share for a total distribution of $150,000.

NOTE 12 - INCOME TAXES

The Company has elected Sub-chapter S status under the Internal Revenue Code of the United States of America. Under such election, the Company, generally, is not subject to income taxes, and its profits and losses are passed on to the shareholders of the Company. Accordingly, the Company does not record any liability for income taxes. Under such, the Company is not a tax paying entity and is not subject to income taxes, and its profits and losses are passed on to the shareholders.

END


A